Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our fourth amended and restated certificate of incorporation (the “Certificate of Incorporation”) and our bylaws, both of which are filed as exhibits to our Annual Report on Form 10-K for the year ended June 30, 2022 (the “2022 Annual Report”).
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
As of September 30, 2022, there were approximately 180 million shares of our common stock and no share of our preferred stock issued and outstanding.
Common Stock
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of shares of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of shares of our preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. Our common stock is not subject to any further call or assessment by us. There is no redemption or sinking fund provision applicable to the common stock. All issued shares of our common stock are fully paid and non-assessable. The rights, powers, preferences, and privileges of holders of shares of our common stock may be affected by any holders of any series of our preferred stock or other series or class of stock we may authorize and issue in the future.
Preferred Stock
In General
Our Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including, without limitation, convertible preferred stock). Unless required by law or by the New York Stock Exchange (the “NYSE”), the authorized shares of preferred stock will be available for issuance without further action by the holders of common stock. Our board of directors may determine, with respect to any series of preferred stock, the powers, including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions, of that series, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustment, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
• restrictions, if any, on the issuance of shares of the same series or of any other class or series; and
• the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by, among other things, restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Series A Preferred Stock
In May 2019, we filed with the Secretary of State of the State of Delaware a certificate of designation of preferences, rights and limitations, which designated 1,000,000 shares of our preferred stock as our Series A Convertible Preferred Stock, par value $0.01 (the “Series A Preferred Stock”) and established the preferences, rights, and limitations of the Series A Preferred Stock, and then issued 650,000 shares of our Series A Preferred Stock. In November 2020 and November 2021, the holders of the Series A Preferred Stock converted all outstanding shares of Series A Preferred Stock, resulting in the issuance of 13,209,834 shares of our common stock. Following the conversions, no share of the Series A Preferred Stock remained outstanding, and we re-assigned all of the authorized shares of Series A Preferred Stock as undesignated shares of preferred stock.
Additionally, in May 2019, in connection with the issuance of the Series A Preferred Stock, we entered into a stockholders’ agreement (the “Stockholders’ Agreement”) and registration rights agreement (the “Registration Rights Agreement”) with certain funds affiliated with Leonard Green & Partners, L.P. (the “Leonard Green Investors”), granting certain rights in respect of the common stock issued upon conversion of the Series A Preferred Stock. The following descriptions of the Stockholders’ Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Stockholders’ Agreement and Registration Rights Agreement, which are filed as exhibits to our 2022 Annual Report.
Stockholders’ Agreement
Pursuant to the Stockholders’ Agreement, for so long as the shares of common stock issued upon conversion of Series A Preferred Stock have an aggregate value of at least $250 million, the holders of those shares (the “Relevant Holders”) have the right to designate one nominee for election to our board of directors and certain customary access and information rights. Since 2019, the Leonard Green Investors have nominated Mr. Peter Zippelius as their designated director, and he has served on our board of directors since 2019. As of September 6, 2022 (the record date of our 2022 annual meeting of shareholders), the Leonard Green Investors continued to hold shares of common stock converted from the Series A Preferred Stock having an aggregate value in excess of $250 million.
For so long as the Relevant Holders are entitled to designate a nominee to our board of directors, such Relevant Holders are generally required to vote in the manner recommended by our board of directors in connection with director elections, our “say-on-pay” and other equity compensation proposals, ratification of the appointment of our independent registered public accounting firm, and with respect to any proposed merger or other similar transaction between us and another party.
The Relevant Holders are also subject to standstill restrictions that, subject to certain customary exceptions, prohibit them from purchasing our common stock, publicly proposing any merger or other extraordinary corporate transaction, initiating any stockholder proposal, or soliciting proxies until the date on which they are no longer entitled to designate a nominee to our board of directors.
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we must provide certain customary registration rights with respect to the shares of common stock issued upon conversion of the Series A Preferred Stock. The Registration Rights Agreement contains customary terms and conditions, including certain customary indemnification obligations.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of all assets minus the fair value of all liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, including in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factor our board of directors may consider relevant.
We have no current plan to pay a dividend on our common stock. Because we are a holding company with no revenue-generating capability, we will only be able to pay any dividend with funds we receive from our subsidiaries. Our ability to receive capital from our subsidiaries to pay dividends is currently limited by covenants in the agreements governing our existing indebtedness and may be further limited by the agreement governing any additional indebtedness we may incur.
Annual Stockholder Meetings
Our bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Our Certificate of Incorporation, Our Bylaws and Certain Provisions of Delaware Law
Our Certificate of Incorporation, our bylaws and the DGCL contain provisions, summarized in the following paragraphs, that may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other mechanism that a stockholder might consider in its best interest, including those mechanisms that might result in a premium over the prevailing market price for the outstanding shares of our stock.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. We may issue additional shares in the future, including through future public or private offerings, for a variety of corporate purposes, including, without limitation, to facilitate acquisitions of new businesses or individual assets, build new or expand existing facilities, compensate our employees or repay indebtedness.
The terms of any series of preferred stock that our board of directors may issue may have the effect of discouraging, delaying or preventing a change of control of the Company or the removal of our management.
One of the effects of the existence of unissued and unreserved, but authorized, stock may be to enable our board of directors to issue shares to persons sympathetic to the goals of current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of stock at prices higher than prevailing market prices.
Composition of Our Board of Directors; Size of Our Board of Directors
Our Certificate of Incorporation provides that our board of directors shall be elected at any annual or special meeting of stockholders to hold office for a term expiring at the next succeeding annual meeting of stockholders. The term of each director shall continue until the annual meeting at which such director’s term expires and until such director’s successor shall be elected and qualified, or, if earlier, such director’s death, resignation, retirement, disqualification or removal from office. Our Certificate of Incorporation and bylaws provide that, subject to any right of any holder of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this provision of our Certificate of Incorporation only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Our Certificate of Incorporation provides that, notwithstanding any other provision to the contrary, the affirmative vote of a majority in voting power of all the then-outstanding shares of stock entitled to vote thereon that are not held by any “interested stockholder”, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with, the foregoing “business combinations” provisions.
Under certain circumstances, these provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. These provisions may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in a company’s certificate of incorporation, directors serving on a non-classified board may be removed with or without cause, in each case by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors. Our Certificate of Incorporation provides that any or all directors (other than directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed with or without cause upon the affirmative vote of a majority in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Certificate of Incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy on our board of directors (whether by death, resignation, retirement, disqualification, disability, removal or other cause) will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.
Further, in the event of the death, resignation, retirement, disqualification, disability or removal of a director designated by the holders of shares of common stock issued upon conversion of the Series A Preferred Stock, as summarized in “—Preferred Stock—Stockholders’ Agreement,” the holders of the issued and outstanding shares of common stock issued upon conversion of the Series A Preferred Stock may designate a replacement designee to fill the resulting vacancy. Other than for cause, a director designated by the holders of shares of our common stock issued upon conversion of the Series A Preferred Stock may not be removed by our board of directors or holders of our common stock without the prior written consent of the holders of the issued and outstanding shares common stock issued upon conversion of the Series A Preferred Stock voting separately as a class.
No Cumulative Voting
Under the DGCL, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation does not authorize cumulative voting. Therefore, in uncontested elections, a majority of the voting power of our stock will be able to elect all of our directors as to which our common stockholders are entitled to vote. In contested elections, our bylaws provide that the nominees, not exceeding the authorized number fixed by our board of directors, who receive the greatest number of votes will be elected.
Special Stockholder Meetings
Our bylaws provide that, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of our stockholders may be called, for any purpose or purposes, only (1) by or at the direction of the board of directors or the chair of the board of directors, or (2) by the secretary upon written request to the secretary of one or more record holders of our shares of capital stock (or, if a record holder of our shares of capital stock holds such shares on behalf of one or more beneficial owners, such beneficial owner(s)) representing not less than forty percent (40%) of the voting power of the issued and outstanding shares of our capital stock. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals; Proxy Access
Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be brought before a stockholders’ meeting, a stockholder will have to comply with these notice procedures and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices neither less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
In addition to the director nomination provisions summarized above, our bylaws contain a “proxy access” provision that allows any stockholder or group of up to twenty stockholders owning, continuously for at least three years, shares representing at least 3% of our outstanding stock entitled to vote in the election of directors to nominate and include, in our proxy materials for an annual meeting of stockholders at which directors may be elected, their own qualifying director nominees constituting up to the greater of two directors or 20% of the total number of directors then serving on our board of directors (subject to certain limitations set forth in our bylaws). Each of our board of directors (or a committee of our board of directors or any officer designated by our board of directors or a committee of the board of directors) (prior to each annual meeting of stockholders) and the chair of any annual meeting of stockholders shall have the power to determine whether a director nominee has been nominated by a stockholder in accordance with the requirements of the proxy access provision. A stockholder proposing to nominate a person for election to our board of directors through the proxy access provision must provide us with a notice requesting the inclusion of the director nominee in our proxy materials and other required information not less than 120 days nor more than 150 days prior to the first anniversary of the date we mailed our proxy materials for the prior year’s annual meeting of stockholders.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation precludes stockholder action by written consent; provided, however, that any action required or permitted to be taken by the holders of any series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation.
Amending Our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our Certificate of Incorporation. Any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of all the then-outstanding shares of our stock entitled vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, (1) the federal courts of the United States shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and (2) the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the

State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our bylaws, (iv) action relating to the interpretation, application, enforcement or validity of our Certificate of Incorporation or our bylaws or (v) action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and provided consent to the forum provisions in our Certificate of Incorporation.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL or other Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by Delaware law. We also are expressly authorized to, and do, carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in our Certificate of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders (net of any increase in premium for directors’ and officers’ liability insurance resulting from a claim). In addition, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
There is, as of September 30, 2022, no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “CTLT.”